UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART 1 - REGISTRANT INFORMATION

National Western Life Insurance Company
Full Name of Registrant

Former Name of Applicable

850 East Anderson Lane
Address of Principal Executive Office (Street and Number):

Austin, Texas 78752-1602
City, State and Zip Code

PART 2 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated with unreasonable effort or expense.
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report on Form 10-Q for the quarter ended March 31, 2010 for National Western Life Insurance Company ("Company") is not able to be filed on a timely basis without unreasonable effort and expense. The Company is in the process of implementing new financial reporting systems necessitating additional time and effort for validating the accuracy and propriety of the financial output used in preparing its financial statements for the quarter ended in March 31, 2010. The Company represents that it will complete the preparation of its financial statements and file its Form 10-Q no later than the fifth calendar day following its prescribed due date of May 10, 2010.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian M. Pribyl	512	836-1010
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes     ☑   No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes   ☐   No    ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reason why a reasonable estimate of the results cannot be made.

National Western Life Insurance Company
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 7, 2010	By:/S/ Brian M. Pribyl
Brian M. Pribyl
Senior Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)